Exhibit 8.1

SUBSIDIARIES OF GRANDE GROUP LIMITED

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Incorporation Time	Percentage Ownership
Grande Capital Limited	Hong Kong	April 6, 2017	100%
Proplus Company Limited	British Virgin Islands	August 30, 2021	100%
Grande Consulting Limited	Hong Kong	September 13, 2024	100%
Shenzhen Zhenjing Investment Consulting Co., Ltd.	People’s Republic of China	May 7, 2025	100%
China Create Alliance Holdings Limited	British Virgin Islands	August 21, 2025	51%
Wicens International Securities Limited	Hong Kong	March 5, 2021	51%
Sparkward Holding Limited	British Virgin Islands	December 29, 2025	100%
Grande Digital Ventures Limited	Hong Kong	January 7, 2026	100%